UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Information Contained in this Report on Form 6-K

On May 16, 2023, Sportradar Group AG (the “Company”) held its annual general meeting. Article 704 of the Swiss Code of Obligations and article 14 of the Company's articles of association stipulate important resolutions, for which a qualified majority of least two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented are required. This qualified quorum applies to the agenda items 8.1, 8.2 and 8.4. The otherwise relevant simple majority in accordance with article 13 of the Company's articles of association was calculated based on the votes cast, not taking into account abstentions, empty votes and invalid votes. The number of abstentions are therefor provided below only for the sake of completeness for the agenda items that are not subject to the qualified majority. For agenda item 7.1, the simple majority was, in accordance with mandatory Swiss law, calculated based on the nominal value of the voted shares. For all other agenda items not subject to the qualified majority, the simple majority was calculated based on the number of shares voted (“one share, one vote” principle). The final results of each of the agenda items submitted to a vote of the shareholders are below.

•	Item 1.1: Management Report, Consolidated Financial Statements and Statutory Financial Statements. The shareholders approved the Management Report, Consolidated Financial Statements and Statutory Financial Statements, each for the year ended December 31, 2022. The shareholders approved this item with 1,044,343,217 votes (99.999% of all shares considered voted) in favor, 6,885 votes (0.001%) against and 4,142 abstentions.

•	Item 1.2: Consultative Vote on the Compensation Report. The shareholders endorsed (in a non-binding consultative vote) the Compensation Report for the year ended December 31, 2022. The shareholders approved this item with 1,043,813,138 votes (99.949% of all shares considered voted) in favor, 532,947 votes (0.051%) against and 8,160 abstentions.

•	Item 2: Appropriation of Available Earnings. The shareholders approved the proposal to carry forward the available earnings in the amount of CHF -2,665,490,259.35. The shareholders approved this item with 1,044,336,057 votes (99.999% of all shares considered voted) in favor, 9,215 votes (0.001%) against and 8,973 abstentions.

•	Item 3: Discharge of the Board of Directors and of the Executive Management. The shareholders approved the discharge of all members of the Board of Directors and of the Executive Management from personal liability for their actions in the year ended December 31, 2022. The shareholders approved this item with 136,190,769 votes (99.634% of all shares deemed represented for purposes of this item) in favor, 499,760 votes (0.366%) against and 7,474 abstentions.

•	Item 4.1: Election of Members of the Board of Directors. The shareholders approved the election of Deirdre Mary Bigley, John Andrew Doran, George Fleet, Carsten Koerl, Hafiz Lalani, Rajani Ramanathan, Marc Walder, Jeffery W. Yabuki and William Kurtz as directors, each for a term of office until the conclusion of the Annual General Meeting in 2024.

o	The shareholders approved the re-election of Deirdre Mary Bigley with 1,044,336,333 votes (99.999% of all shares considered voted) in favor, 12,833 votes (0.001%) against and 5,077 abstentions.

o	The shareholders approved the re-election of John Andrew Doran with 1,043,857,296 votes (99.953% of all shares considered voted) in favor, 491,412 votes (0.047%) against and 5,535 abstentions.

o	The shareholders approved the re-election of George Fleet with 1,043,857,944 votes (99.953% of all shares considered voted) in favor, 491,072 votes (0.047%) against and 5,227 abstentions.

o	The shareholders approved the re-election of Carsten Koerl with 1,044,332,979 votes (99.999% of all shares considered voted) in favor, 15,460 votes (0.001%) against and 5,804 abstentions.

o	The shareholders approved the re-election of Hafiz Lalani with 1,043,858,801 votes (99.953% of all shares considered voted) in favor, 489,807 votes (0.047%) against and 5,635 abstentions.

o	The shareholders approved the election of Rajani Ramanathan with 1,043,859,260 votes (99.953% of all shares considered voted) in favor, 489,125 votes (0.047%) against and 5,859 abstentions.

o	The shareholders approved the re-election of Marc Walder with 1,043,857,556 votes (99.953% of all shares considered voted) in favor, 491,453 votes (0.047%) against and 5,234 abstentions.

o	The shareholders approved the re-election of Jeffery W. Yabuki with 1,044,333,744 votes (99.999% of all shares considered voted) in favor, 14,773 votes (0.001%) against and 5,727 abstentions.

o	The shareholders approved the election of William Kurtz with 1,043,737,425 votes (99.943% of all shares considered voted) in favor, 596,631 votes (0.057%) against and 20,189 abstentions.

•	Item 4.2: Election of the Chair of the Board of Directors. The shareholders approved the re-election of Jeffery W. Yabuki as Chairman of the Board of Directors for a term of office until the conclusion of the Annual General Meeting in 2024. The shareholders approved this item with 1,044,331,719 votes (99.999% of all shares considered voted) in favor, 14,006 votes (0.001%) against and 8,519 abstentions.

•	Item 4.3: Election of the Members of the Compensation Committee. The shareholders approved the re-election of Deirdre Mary Bigley, John Andrew Doran, Hafiz Lalani and Marc Walder as members of the Compensation Committee, each for a term of office until the conclusion of the Annual General Meeting in 2024.

o	The shareholders approved the re-election of Deirdre Mary Bigley with 1,044,332,940 votes (99.999% of all shares considered voted) in favor, 14,643 votes (0.001%) against and 6,661 abstentions.

o	The shareholders approved the re-election of John Andrew Doran with 1,043,854,778 votes (99.953% of all shares considered voted) in favor, 492,025 votes (0.047%) against and 7,440 abstentions.

o	The shareholders approved the re-election of Hafiz Lalani with 1,043,840,411 votes (99.952% of all shares considered voted) in favor, 506,393 votes (0.048%) against and 7,440 abstentions.

o	The shareholders approved the re-election of Marc Walder with 1,043,855,202 votes (99.953% of all shares considered voted) in favor, 491,597 votes (0.047%) against and 7,444 abstentions.

•	Item 5.1: Approval of the Total Maximum Amount of Board Compensation. The shareholders approved the aggregate maximum amount of compensation of USD 3,000,000 (including employer social security and pension contributions) to be paid or awarded to the members of the Board of Directors for the term of office until the Annual General Meeting in 2024. The shareholders approved this item with 1,044,279,419 votes (99.994% of all shares considered voted) in favor, 66,006 votes (0.006%) against and 8,818 abstentions.

•	Item 5.2: Approval of the Total Maximum Amount of Executive Management Compensation. The shareholders approved the aggregate maximum amount of compensation for Executive Management of USD 40,000,000 (including employer social security and pension contributions) for the next financial year of the Company (i.e., January 1, 2024 to December 31, 2024). The shareholders approved this item with 1,043,716,671 votes (99.947% of all shares considered voted) in favor, 550,026 votes (0.053%) against and 87,545 abstentions.

•	Item 6: Election of Independent Proxy. The shareholders approved the re-election of the law firm Fürer Partner Advocaten, Frauenfeld, Switzerland as independent proxy for a term of office until the conclusion of the Annual General Meeting in 2024. The shareholders approved this item with 1,044,342,059 votes (99.999% of all shares considered voted) in favor, 8,125 votes (0.001%) against and 4,061 abstentions.

•	Item 7.1: Election of Statutory Auditors. The shareholders approved the re-election of KPMG AG (CHE-255.496.640), St. Gallen, Switzerland, as statutory auditors for a term of office until the conclusion of the Annual General Meeting in 2024. The shareholders approved this item with votes totaling a nominal value of CHF 23,103,901.51 (99.996% of all shares considered voted) in favor, votes totaling a nominal value of CHF 833.10 votes (0.004%) against and votes totaling a nominal value of CHF 326.70 abstaining.

•	Item 7.2: Election of Special Auditors. The shareholders approved the re-election of BDO AG, St. Gallen, Switzerland, as special auditors for audit services related to capital increases, capital reductions and related corporate actions for a term of office until the conclusion of the Annual General Meeting in 2024. The shareholders approved this item with 1,044,342,319 votes (99.999% of all shares considered voted) in favor, 7,251 votes (0.001%) against and 4,673 abstentions.

•	Item 8: Amendments to Articles of Association (the “Articles”). The shareholders approved several amendments to the Articles as follows.

o	Item 8.1:Amendment of the Company’s Current Conditional Share Capital. The shareholders approved an amendment of article 3b of the current Articles pertaining to the Company's current conditional share capital with 1,044,328,301 votes (99.997% of all shares represented and 99.989% of the nominal value of shares represented) in favor, 17,227 votes (0.002%) against and 8,715 (0.001%) abstentions.

o	Item 8.2: Replacement of the Current Authorized Share Capital by a Capital Band. The shareholders approved the replacement of the current authorized share capital by a capital band and the corresponding amendment of article 3c of the current Articles with 1,043,846,142 votes (99.951% of all shares represented and 99.780% of the nominal value of shares represented) in favor, 498,986 votes (0.048%) against and 9,115 (0.001%) abstentions.

o	Item 8.3: Amendments of the Provisions on Compensation. The shareholders approved amendments to articles 8 and 25 of the current Articles pertaining to the compensation policy of the Company with 1,044,315,607 votes (99.997% of all shares considered voted) in favor, 29,066 votes (0.003%) against and 9,569 abstentions.

o	Item 8.4: Amendments in Connection with Shareholders' Rights and the Preparation and Conduct of the Annual General Meeting. The shareholders approved amendments to articles 6, 9, 10, 11, 14 and 22 of the current Articles in connection with shareholders' rights and the preparation and conduct of the Annual General Meeting with 1,043,847,763 votes (99.952% of all shares represented and 99.781% of the nominal value of shares represented) in favor, 496,616 votes (0.048%) against and 9,865 (0.001%) abstentions.

o	Item 8.5: Amendments in Connection with the Board of Directors and Editorial Changes. The shareholders approved amendments to articles 12, 13, 16, 18 and 19 of the current Articles in connection with the Board of Directors and editorial changes with 1,044,324,823 votes (99.998% of all shares considered voted) in favor, 19,938 votes (0.002%) against and 9,484 abstentions.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2023

SPORTRADAR GROUP AG

By:	/s/ Carsten Koerl
Name: Carsten Koerl
Title: Chief Executive Officer